August 30, 2004




Audit Committee
Industry Leaders Fund
104 Summit Ave. Box  80
Summit, New Jersey 07902

Dear Audit Committee:

At your request, we have read the disclosures made in the document entitled "Attachment of Disclosures Required by Items 77K and 77Q1 of Form N-SAR" regarding the change of auditors of Industry Leaders Fund and agree with their content.

Sincerely,




McCurdy and Associates CPA's, Inc.


Sub-Item 77K:   Changes in registrant's certifying accountant

On April 14, 2004, Cohen McCurdy, Ltd. ("Cohen") was selected to replace McCurdy & Associates CPA's, Inc. ("McCurdy") as the Fund's independent auditor for the 2004 fiscal year. The Trust's selection of Cohen was approved by both the Audit Committee and the Board of Trustees.

McCurdy's reports on Fund's financial statements for the fiscal year ended June 30, 2003 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year stated above, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy would have caused the Advisor to make reference to the subject matter of the disagreements in connection with its reports on the Funds' financial statements for such periods.

Neither the Funds nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph
(a)(1)(v) of said Item 304).